UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Period Ended June 30, 2026

HOUSE HACK, INC.

(Exact name of registrant as specified in its charter)

Commission File Number:

Wyoming

(State or other jurisdiction of
incorporation or organization)

8164 Platinum Street

Ventura, CA 93004

(Address of principal executive office)

805-888-0846

(Registrant’s telephone number, including area code)

88-3438856

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “House Hack,” “we,” or “the company” refers to House Hack, Inc.

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2026 (the “2026 Interim Period”), and the six-month period ended June 30, 2025 (the “2025 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. On September 27, 2025, the Company determined to rebrand some of its corporate operations and activities under the name “Reinvest” and others under the existing fictitious business name, HouseHack; the Company maintains its official corporate name and is doing business as Reinvest and/or HouseHack. The Company has been formed to invest, directly or through subsidiaries, in real estate assets throughout the United States. The Company is focused on acquiring single family residences (“SFRs”) and multi-family residences (“MFRs”), where management believes the property is priced below comparable properties, even when considering fix-up or improvements, in the same or similar areas. Hence, “wedge” properties. However, the Company may also invest opportunistically in other types of real estate properties or other investments. In addition to its real estate portfolio, the Company operates software, membership and related digital products, including its ReinvestAI platform and the Meet Kevin-branded courses and memberships for which it became the operator and service provider effective November 1, 2025. The Company’s headquarters are in Ventura, California.

Operating Results

For the six months ended June 30, 2026, the Company earned total revenues of $3,174,550 as compared to $1,218,183 for comparative 2025. Total revenues for the 2026 Interim Period consisted of rental income of $1,352,700, software income, net of $1,771,850 and commission income of $50,000. Software income arises principally from the Meet Kevin-branded courses, memberships and ReinvestAI products for which the Company became the operator and service provider effective November 1, 2025, as described in Note 9. Rental income increased over the comparative period as a result of a full six months of operations on the properties acquired during the second half of 2025. Software income and commission income are new revenue streams that the Company did not generate in the 2025 Interim Period.

Property related costs were $630,711 in Interim 2026 as compared to $383,906 in Interim 2025. The increase was in line with higher rental revenue given the properties acquired during the second half of 2025 were fully operating throughout Interim 2026. Property related costs includes utilities, repairs and maintenance, property taxes, and insurance.

Depreciation was $671,884 and $554,170 for the six months ended June 30, 2026 and 2025, respectively. Cost of software income was $77,390 and $0 for the six months ended June 30, 2026 and 2025, respectively, consisting of amortization of intangible assets of $31,578 and platform and processing fees of $45,812.

The Company had gross profit of $1,794,565 for the six months ended June 30, 2026, an increase from $280,107 in 2025.

Total operating expenses were $1,255,081 and $959,298 for the six months ended June 30, 2026 and 2025, respectively, consisting of general and administrative expenses of $528,365 and $810,911 and research and development expenses of $726,716 and $148,387, respectively. Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses. Research and development expenses relate to the continued build-out of the Company’s software applications, and increased over the comparative period as the Company expanded development activity.

The Company generated income from operations of $539,484 in the 2026 Interim Period, as compared to a loss from operations of $679,191 in the 2025 Interim Period.

Towards the end of 2024, HouseHack began downsizing its workforce and outsourcing certain company functions in order to maximize cost and effectiveness, reducing the total number of employees to five full-time staff members. This enabled the company to reallocate resources where they were most needed. HouseHack’s goal has been to hold and maintain profitability each quarter and to slowly reexpand the workforce only where consistently needed, while supplementing company efforts with independent contractors.

Total other (expense) income for the six months ended June 30, 2026 was $(690,092) as compared to $(91,919) in comparative 2025. Other (expense) income in Interim 2026 was comprised primarily of interest expense of $871,185 on convertible bonds, offset by dividend income of $228,896, interest income of $33,456, a realized gain on sale of securities of $7,342 and other income of $6,574, and further reduced by an unrealized loss on equity securities of $95,175. Other (expense) income in Interim 2025 was comprised primarily of interest expense of $279,795 on convertible bonds, offset by interest income of $85,624 and dividend income of $102,252, generated predominately from short-term investments in US treasury bills.

Net loss was $150,608 and $771,110 for the six months ended June 30, 2026 and 2025, respectively.

Liquidity and Capital Resources

As of June 30, 2026, our Company had cash or cash equivalents of $14,347,909, short-term investments (consisting of U.S. Treasury notes) of $998,942 and investments in equity securities at fair value of $999,584, for total liquid assets of $16,346,435. Working capital (current assets less current liabilities) was $15,813,459 as of June 30, 2026, as compared to $14,805,409 as of December 31, 2025.

The Company has incurred losses since inception and, prior to 2026, generated limited revenue. The company has raised funds through the following equity issuances:

•	August 2022 and September 2022, the company sold 1,000,000 shares of Voting Common Stock for $1,000,000 to Kevin Paffrath, see “Item 5. Interest of Management and Others in Certain Transactions” below for additional information.

•	From September 2022 through March 2023, the company sold units consisting a of a share of Non-Voting Common Stock and warrant coverage for $1 per unit in Regulation D offering. The warrant coverage was a sliding scale ranging from 55% (or a warrant to purchase .55 of a share of Non-Voting Stock) to 0%.In October 2022, the company issued 269,000 shares of Non-Voting Common Stock to an entity owned by its founder in exchange for certain software and intellectual property.

•	From November 2023 through December 2023, the company sold 15,211,338 shares of Non-Voting Common Stock in a Regulation A offering for gross proceeds of $15,211,338.

•	From February 2024 through May 2024, subsequent to exercise date of the warrant, the company also raised funds in a private placement under Regulation D for shares of Non-Voting Common Stock, offered at $2.00 per share. Through June 30, 2024, the company has issued 1,224,490 shares of Non-Voting Common Stock for gross proceeds of $2,448,980.

•	In April 2024, the Company called for warrant exercises related to the Company’s Regulation D Offering. Holders of the warrants had 60 days to exercise the warrants at $1.00 per share of non-voting common stock. As of May 2, 2024, the Company issued 5,199,184 shares of Non-Voting Common Stock for gross proceeds of $5,199,184.

•	In October 2024, upon the recommendation of outside counsel and broker-dealer advisers to facilitate proposed future offering plans, the Company decided to issue additional shares and warrants to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested in the Company at $2.00 per share during this offering, and the warrants were exercisable at $2.00 per share. The Company doubled these investors investments for this offering in order to bring their cost basis down to $1.00 per share, so that all investors in the Company at that time would effectively be on equal footing with all investments at $1.00 per share. The warrant exercise price was also reduced to $1.00 per share.

•	Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds will accrue interest at an annualized rate of 5% and be issued in principal amounts of $10,000. Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. During the year ended December 31, 2024, the Company issued convertible bonds in aggregate of $10,445,000 to various investors. During the year ended December 31, 2025, the Company issued an additional $18,436,085 in convertible bonds, and during the six months ended June 30, 2026 the Company issued a further $9,730,919 in convertible bonds, bringing gross convertible bonds outstanding to $38,612,004 as of June 30, 2026.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced principal operations and has generated revenues but has not achieved profitability since inception. As of June 30, 2026, the Company has an accumulated deficit of $7,555,192 and has incurred net losses over the last two years. These matters initially raised substantial doubt about the Company’s ability to continue as a going concern. However, management believes that its cash and cash equivalents of $14,347,909, short-term investments of $998,942 and investments in equity securities of $999,584, together with proceeds from its bond offering received to date, are sufficient to fund operating expenses and capital expenditure requirements for at least one year from the date these financial statements are issued. The Company also plans to raise capital for the development of certain larger scale properties, and can delay development until such time that funding is secured. Accordingly, management believes substantial doubt has been alleviated.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued.

Plan of Operation

The Company plans to continue to identify and acquire a significant amount of wedge properties to add to its current real estate portfolio.

A “wedge property” is one that the Company believes (1) is under its fair market value; (2) it can add value through renovations; or (3) the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. After acquiring wedge properties, the Company renovates them, rent them out, and then strategically sell and/or package them together into some kind of investment vehicle to sell to other investors so as to recapture capital principal and appreciation while maintaining management of the properties and tenants until the Company’s interest is fully divested. In the marketing of this capital recapture plan, the Company refers to these as “MiniFunds,” which are described further below.

Since inception, the Company has acquired real estate with an aggregate cost basis of $65,880,838 as of June 30, 2026, consisting of $44,933,157 allocated to buildings and $20,947,681 allocated to land. During the six months ended June 30, 2026, the Company invested an additional $8,779,202 in real estate acquisitions and improvements. The properties are located primarily in California and Utah and are substantially leased as of the date of this Interim Report. Currently, the properties are wholly owned by the Company and not subject to any mortgage debt.

Trend Information

The Company has a limited operating history and only recently began generating revenue from operations across both its real estate portfolio and its software and membership products. The Company believes that the real estate market will continue to be strong and represent a valuable investment strategy for the Company. The Company creates its value by investing in wedge properties. The Company continues to monitor industry trends such as interest rates, inventory, and new legislation such as ADU laws in California.

Recently, the State of California has enacted legislation aimed at encouraging development of ADUs. These secondary units on built on existing properties and can offer sources of income for the homeowner. Development of ADUs is relatively affordable because there are no land costs and reduced infrastructure requirements.

In addition to real estate trends, management is monitoring adoption trends in AI-enabled tools, consumer demand for educational and membership products, and the broader funding environment for software and AI companies, as these factors may influence the growth trajectory of ReinvestAI, StockAI and related offerings.

The company began accumulating real estate starting in August 2023. Our property operating costs will increase with additional acquired properties for real estate taxes, utilities and insurance but we expect that will be partially offset by additional rental income.

The company has benefited from increased rental income during 2025 and Interim 2026, as well as new software and commission revenue streams, while experiencing a reduction of investment interest income. We expect this trend to continue. The company will utilize invested capital, which will result in decreased interest income, in order to buy properties.

The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

HOUSE HACK INC.

A Wyoming Corporation

Financial Statements

As of June 30, 2026 and for the six months ended June 30, 2026 and 2025

(UNAUDITED)

HOUSE HACK, INC.

TABLE OF CONTENTS

Page

UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

HOUSE HACK, INC.

BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,347,909	$12,515,114
Short-term investments	998,942	3,366,156
Investment in equity securities at fair value	999,584	-
Accounts receivable	174,079	25,081
Prepaid expenses	208,278	213,777
Interest receivable	8,554	30,061
Total current assets	16,737,346	16,150,189
Property and equipment, net	52,511	38,458
Intangible assets, net	237,808	208,612
Real estate assets	63,082,646	54,974,986
Total assets	$80,110,311	$71,372,245

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$16,147	$7,032
Security deposits	179,489	173,936
Deferred revenue - current	338,428	821,774
Other current liabilities	389,823	342,038
Total current liabilities	923,887	1,344,780
Convertible bonds, net	37,965,232	28,577,083
Deferred revenue	172,790	245,135
Total liabilities	39,061,909	30,166,998

Commitments and contingencies (Note 10)

Stockholders' equity:
Voting common stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding as of both June 30, 2026 and December 31, 2025	100	100
Non-voting common stock, $0.0001 par value, 200,000,000 shares authorized, 48,482,334 and 48,482,334 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	4,848	4,848
Additional paid-in capital	48,599,063	48,599,063
Accumulated other comprehensive income	(417)	5,820
Accumulated deficit	(7,555,192)	(7,404,584)
Total stockholders' equity	41,048,402	41,205,247
Total liabilities and stockholders' equity	$80,110,311	$71,372,245

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended
	June 30,
	2026	2025
Rental income	$1,352,700	$1,218,183
Commission income	50,000	-
Software income, net	1,771,850	-
Total revenues	3,174,550	1,218,183

Property expenses and other costs of revenues:
Property related costs	630,711	383,906
Depreciation	671,884	554,170
Cost of software income	77,390	-
Total property expenses and other costs of revenues	1,379,985	938,076
Gross profit	1,794,565	280,107

Other operating expenses
General and administrative	528,365	810,911
Research and development	726,716	148,387
Total operating expenses	1,255,081	959,298

Income (loss) from operations	539,484	(679,191)

Other income (expense):
Interest income	33,456	85,624
Interest expense	(871,185)	(279,795)
Dividend income	228,896	102,252
Realized gain (loss) on sale of securities	7,342	-
Unrealized gain (loss) on equity securities	(95,175)	-
Other income	6,574	-
Total other (expense) income	(690,092)	(91,919)

Provision for income taxes	-	-
Net loss	(150,608)	(771,110)
Unrealized gain on available-for-sale securities	(6,237)	10,126
Net comprehensive loss	$(156,845)	$(760,984)

Weighted average common shares outstanding - basic and diluted	48,482,334	49,476,963
Net loss per common share - basic and diluted	$(0.00)	$(0.02)

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Voting		Non-Voting		Additional			Total
	Common Stock		Common Stock		Paid-in	Accumulated Other	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Comprehensive Income	Deficit	Equity
Balances at December 31, 2024	1,000,000	$100	48,472,864	$4,848	$48,589,593	$18,062	$(5,337,562)	$43,275,041
Shares issued for services	-	-	9,470	-	9,470	-	-	9,470
Unrealized gain on available-for-sale securities	-	-	-	-	-	10,126	-	10,126
Net loss	-	-	-	-	-	-	(771,110)	(771,110)
Balances at June 30, 2025	1,000,000	$100	48,482,334	$4,848	$48,599,063	$28,188	$(6,108,672)	$42,523,527

Balances at December 31, 2025	1,000,000	$100	48,482,334	$4,848	$48,599,063	$5,820	$(7,404,584)	$41,205,247
Unrealized gain on available-for-sale securities	-	-	-	-	-	(6,237)	-	(6,237)
Net loss	-	-	-	-	-	-	(150,608)	(150,608)
Balances at June 30, 2026	1,000,000	$100	48,482,334	$4,848	$48,599,063	$(417)	$(7,555,192)	$41,048,402

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(150,608)	$(771,110)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	671,884	554,170
Amortization of intangible assets	31,578	-
Amortization of investment discount	-	(29,038)
Realized (gain) loss on sale of securities	(7,342)	-
Unrealized (gain) loss on investments	95,175	-
Shares issued for services	-	9,470
Changes in operating assets and liabilities:
Interest receivable	21,507	(23,006)
Accounts receivable	(148,998)	-
Prepaid expenses	5,499	107,523
Accounts payable	9,115	2,836
Deferred revenue	(555,691)	-
Other current liabilities	47,785	(155,138)
Security deposits	5,553	18,152
Net cash provided by (used in) operating activities	25,457	(286,141)
Cash flows from investing activities:
Purchase of investments	(2,099,006)	(4,294,498)
Proceeds from investments	3,372,566	3,471,715
Purchase of real estate	(8,779,544)	(5,031,203)
Purchase of property and equipment, net	(14,053)	-
Acquisition of intangible assets	(60,774)	(140,436)
Net cash used in investing activities	(7,580,811)	(5,994,421)
Cash flows from financing activities:
Proceeds from convertible bonds, net of offering costs	9,388,149	6,231,125
Net cash provided by financing activities	9,388,149	6,231,125
Net change in cash and cash equivalents	1,832,795	(49,437)
Cash and cash equivalents at beginning of period	12,515,114	9,902,380
Cash and cash equivalents at end of period	$14,347,909	$9,852,943

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$871,185	$279,795

Supplemental disclosure of non cash investing and financing activities:
Unrealized gain on available-for-sale securities	$6,237	$10,126

See accompanying notes to financial statements.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: NATURE OF OPERATIONS

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. On September 27, 2025, the Company determined to rebrand some of its corporate operations and activities under the name “Reinvest” and others under the existing fictitious business name, HouseHack. The Company maintains its official corporate name, House Hack, Inc., and is doing business as Reinvest and/or HouseHack. All securities issued by the Company and all contracts entered into by the Company are unaffected by the rebrand.

The Company invests in real estate assets throughout the United States, either directly or through potential subsidiaries. The Company focuses on “wedge” opportunities within the real estate industry, which represent unrealized real estate value. The Company pursues two strategies to identify and realize wedge opportunities. The first strategy involves the acquisition of wedge properties comprising various types of real estate, including single-family residences and multi-family apartment buildings. After acquiring these wedge properties, the Company renovates them, rents them out, and may strategically sell and/or package them into investment vehicles to sell to other investors. Another strategy in progress involves the Company’s planned “EquityHack” program, which aims to provide financing solutions to existing homeowners. To date, no such transactions have been entered into. To date, no properties have been liquidated since the founding of the Company.

House Hack, Inc. continues to own and operate all business activities conducted under the HouseHack and/or Reinvest brand, including the ReinvestAI technology platform. There are no separate operating entities at this time. All holders of the Company’s securities continue to hold their respective interests in House Hack, Inc. and, by extension, the entirety of the operations conducted under the Reinvest brand. During the fourth quarter of 2025, the Company launched its ReinvestAI technology platform (formerly known as “Wedge Finder”), a proprietary artificial intelligence–driven real estate analytics platform accessed by customers through the Meet Kevin mobile application and on reinvest.co.

The Company's headquarters are in Ventura, California.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced principal operations and has generated revenues but has not achieved profitability since inception. As of June 30, 2026, the Company has an accumulated deficit of $7,555,192 and has incurred net losses over the last two years. These matters initially raised substantial doubt about the Company’s ability to continue as a going concern. However, management believes that its cash and cash equivalents of $14,347,909, short-term investments of $998,942 and investments in equity securities of $999,584, together with proceeds from its bond offering received to date, are sufficient to fund operating expenses and capital expenditure requirements for at least one year from the date these financial statements are issued. The Company also plans to raise capital for the development of certain larger scale properties, and can delay development until such time that funding is secured. Accordingly, management believes substantial doubt has been alleviated.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2025 and notes thereto that are included in the Company’s Form 1-K filed with the SEC on April 30, 2026.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The carrying amounts of the Company’s accounts payable and other current liabilities reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities which were purchased with maturities of three months or less to be cash equivalents.

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000. As of June 30, 2026, the Company’s cash and cash equivalents were held at multiple financial institutions.

The following table presents the composition of cash and cash equivalents:

	June 30,	December 31,
	2026	2025
Cash held in bank operating accounts	$2,611,575	$4,241,643
Cash and money market funds held at brokerage firms	614,917	60,823
Funds held in treasury management accounts	11,411,020	8,212,648
Net unsettled securities transactions	(289,603)	-
Total cash and cash equivalents	$14,347,909	$12,515,114

Funds held in treasury management accounts consist of a position in an ultra-short income fund held in the Company’s Mercury treasury account, which had a fair value of $11,411,020 as of June 30, 2026. Cash and money market funds held at brokerage firms consist of insured cash balances and U.S. Treasury money market funds held at the Company’s LPL Financial and Fidelity accounts.

Investments

The Company has investments in U.S. Treasury bills. The investments were initially classified as held-to-maturity, and were accounted for at amortized cost. In April 2024, the Company determined to no longer hold these securities to maturity, and as such the investments were reclassed as available-for-sale. The securities are accounted for at fair value, and unrealized gains (losses) on available-for-sale securities are included as other comprehensive income (loss) and realized gain (loss) on sale of securities are included in other income (expense). The investments are recognized as a Level 1 investment.

During the six months ended June 30, 2026, the Company purchased $2,099,006 in investments and received $3,372,566 in proceeds from the sales and maturities of such investments. During the six months ended June 30, 2026, the Company recognized $33,456 in interest income and $228,896 in dividend income, and a realized gain on sales of securities of $7,342. As of June 30, 2026, the Company held $998,942 in short-term investments, consisting of two U.S. Treasury bills maturing July 31, 2026 and September 30, 2026, with an amortized cost of $999,359 and gross unrealized losses of $417.

Investments in Equity Securities

The Company holds investments in publicly traded equity securities, which are measured at fair value in accordance with ASC 321, Investments — Equity Securities, with changes in fair value recognized in other income (expense) in the statements of operations and comprehensive loss. Dividend income is recognized when the Company’s right to receive payment is established. Fair value is determined using quoted prices in active markets for identical assets, and the securities are classified as Level 1 within the fair value hierarchy.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The Company began allocating a limited portion of its corporate treasury to publicly traded equity securities and related investment products during the six months ended June 30, 2026; no equity securities were held as of December 31, 2025. The Company intends these positions to be corporate treasury assets used for liquidity management, strategic treasury management, software research and related business purposes, including research and experience relevant to its software initiatives.

As of June 30, 2026, the portfolio consisted of 19 publicly traded equity positions with an aggregate cost basis of $1,094,758 and an aggregate fair value of $999,584, resulting in a net unrealized loss of $95,175, which is included in other income (expense) for the six months ended June 30, 2026. There were no sales of equity securities during the six months ended June 30, 2026.

During the six months ended June 30, 2025, the Company purchased $4,294,498 in investments and received $3,471,715 in proceeds from the sales of such investments.

Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering. As of June 30, 2026 and December 31, 2025, unamortized offering costs of $646,772 and $304,002, respectively, were presented as a reduction of the carrying value of the convertible bonds.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives.

Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

The Company’s real estate includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. The Company allocates the land value of each acquired property using a pro rata allocation from the property’s county records. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years.

As of June 30, 2026 and December 31, 2025, the Company determined there was no impairment pertaining to its real estate owned.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. As of June 30, 2026, there was no real estate held for sale.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, while significant improvements are capitalized. As of June 30, 2026 and December 31, 2025, property and equipment, net was $52,511 and $38,458, respectively.

Intangible Assets

Intangible assets consist of capitalized internal-use software development costs accounted for under ASC 350-40 and a purchased domain name. Capitalized costs are amortized on a straight-line basis over an estimated useful life of three years beginning when the asset is placed in service. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Revenue Recognition

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Rental income is recognized evenly on a monthly basis when earned. During the six months ended June 30, 2026 and 2025, the Company recognized rental income of $1,352,700 and $1,218,183, respectively.

Commission income is recognized at the point in time the related transaction closes. During the six months ended June 30, 2026 and 2025, the Company recognized commission income of $50,000 and $0, respectively.

Software and subscription revenue is recognized ratably over the contract period. When lifetime subscriptions are sold, the Company recognizes revenue over the estimated life of the customer, currently estimated at two years. Membership and other products that are billed and delivered within the same period, and for which no ongoing service obligation remains, are recognized at the point in time the related service is delivered. During the six months ended June 30, 2026 and 2025, the Company recognized software income, net of $1,771,850 and $0, respectively.

The Company is the principal in its software and subscription content transactions as it controls the products before transfer, sets pricing independently, and bears primary fulfillment responsibility. Accordingly, revenue is presented gross and technology fees are classified as cost of software income. During the six months ended June 30, 2026, refunds and chargebacks of $31,360 were recorded as a reduction of revenue and platform and processing fees of $45,812 were classified as cost of software income.

Software income, net for the six months ended June 30, 2026 was comprised of $1,105,383 from membership and other products recognized at a point in time, $171,519 recognized ratably from ReinvestAI lifetime-access and beta products, and $556,283 representing the release of deferred revenue carried at December 31, 2025 in respect of amounts remitted in December 2025, reduced by $61,335 representing the reversal of in-transit amounts over-accrued at December 31, 2025.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Accordingly, a net $494,948 of the software income recognized during the six months ended June 30, 2026 relates to the unwinding of balances carried at December 31, 2025 rather than to services delivered in the current period. The Company’s financial statements for the year ended December 31, 2025 were issued before this determination was made, and these amounts have therefore been recognized in current-period income as a change in estimate rather than as an adjustment to opening accumulated deficit.

Contract Balances and Remaining Performance Obligations

The following table presents the change in deferred revenue:

	For the Six Months Ended
	June 30,
	2026	2025
Balance, beginning of period	$1,066,909	$-
Cash received allocated to deferred periods	166,230	-
Release of amounts deferred at December 31, 2025	(556,283)	-
Software income recognized from deferral	(165,638)	-
Balance, end of period	$511,218	$-

As of June 30, 2026, remaining performance obligations of $511,218 will be recognized ratably through June 2028, with $338,428 to be recognized within the next twelve months and $172,790 thereafter.

Accounts receivable of $174,079 and $25,081 at June 30, 2026 and December 31, 2025, respectively, represents amounts earned but not yet remitted by the third-party platform through which the Company’s course and membership products are sold.

Property Related Costs

Property related costs primarily consist of property taxes, insurance, utilities, repairs and maintenance and other direct property costs. These costs are expensed as incurred.

Other Operating Expenses

Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses. Operating expenses also includes research and development costs pertaining to expenses towards the development of new applications. These costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Income (Loss) per Common Share

The Company computes net income (loss) per share of common stock voting and non-voting combined, as each class of stock has identical rights and privileges, except for voting rights (Note 7). Basic net income (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. As of June 30, 2026, potentially dilutive securities consisted of 712,500 outstanding common stock warrants, 27,580,555 shares issuable upon conversion of outstanding convertible bonds and 185,941,746 outstanding stock options (see Notes 6, 7 and 8), all of which were excluded from the computation of diluted loss per share as their effect would be antidilutive.

Comprehensive Income

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the six months ended June 30, 2026 and 2025, the Company’s only element of other comprehensive income (loss) was unrealized gains and losses on U.S. treasury bills, which are classified as available-for-sale securities.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The CODM, the Chief Executive Officer, evaluates the Company’s financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above. Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, property related costs and other operating expenses. The amounts for these categories are included in the statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The Company’s accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

In December 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires public entities to provide disaggregated disclosures of certain expense categories within income statement line items. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced disclosures regarding income taxes paid, disaggregated by federal, state and foreign jurisdictions, as well as a detailed rate reconciliation using specific categories and thresholds. The Company will adopt ASU 2023-09 for the year ending December 31, 2026, and believes the adoption will not have a material impact on the Company’s financial statements beyond enhanced disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: REAL ESTATE HELD FOR INVESTMENT

The following is a summary of real estate held for investment:

	June 30,	December 31,
	2026	2025
Buildings	$44,933,157	$41,915,095
Land	20,947,681	15,186,541
Real estate owned, at cost	65,880,838	57,101,636
Accumulated depreciation	(2,798,192)	(2,126,650)
Real estate owned, net of accumulated depreciation	$63,082,646	$54,974,986

During the six months ended June 30, 2026, the Company invested an aggregate of $8,779,202 in real estate acquisitions and improvements. The Company allocated an aggregate of $3,018,062 to buildings and $5,761,140 to land.

During the six months ended June 30, 2025, the Company acquired properties for an aggregate purchase price of $5,031,203, inclusive of improvements.

Depreciation expense was $671,884 and $554,170 for the six months ended June 30, 2026 and 2025, respectively.

Intangible Assets

In July 2025, the Company commenced capitalization of development costs for the ReinvestAI platform under ASC 350-40 upon management’s formal authorization of full-scale development. Intangible assets are amortized on a straight-line basis over an estimated useful life of three years.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of intangible assets, net:

	June 30,	December 31,
	2026	2025
Developed software	$250,239	$189,465
Domain - Reinvest.co	34,936	34,936
Total	285,175	224,401
Accumulated amortization	(47,366)	(15,789)
Intangible assets, net	$237,808	$208,612

Amortization expense was $31,578 and $0 for the six months ended June 30, 2026 and 2025, respectively, and is presented as cost of software income.

NOTE 5: OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities:

	June 30,	December 31,
	2026	2025
Accrued interest on convertible bonds	$112,982	$112,982
Accrued platform fees payable	19,728	19,728
Refund payable	18,027	18,027
Prepaid rental income	9,076	30,027
Payroll and benefits liabilities	223,753	155,017
Refunds due investors	6,227	6,227
Accrued expenses and other	30	30
Total other current liabilities	389,823	342,038

NOTE 6: DEBT

Convertible Bonds

Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds will accrue interest at an annualized rate of 5% and be issued in principal amounts of $10,000.

The principal of the Bonds will be due on December 31, 2032. Beginning January 1, 2030, the Company shall have the right to pre-pay the principal amount of the Bonds.

Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. Beginning January 1, 2027, if the price of the Company’s Non-Voting Common Stock is $1.40 per share or more, the Bonds will be automatically converted to Common Stock. For the automatic conversion, if the Common Stock is publicly traded, the then-existing market price will be the price used to determine if the automatic conversion occurs.  If private, the Company will hire an independent company within 180 days of the beginning of each calendar year until maturity to perform the valuation for purposes of determining the price to trigger conversion. If conversion does not take place by Bond maturity, investors will only be entitled to a return of their principal investment in addition to any accrued and unpaid interest.

During the year ended December 31, 2025, the Company issued convertible bonds in aggregate of $18,436,085 to various investors. During the six months ended June 30, 2026 and 2025, the Company issued convertible bonds in aggregate of $9,730,919 and $6,401,420, respectively, to various investors. As of June 30, 2026 and December 31, 2025, gross convertible bonds outstanding were $38,612,004 and $28,881,085, respectively, presented net of unamortized offering costs of $646,772 and $304,002, respectively. If all outstanding Bonds were converted at June 30, 2026, the Company would issue approximately 27,580,554 shares of non-voting common stock.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The Company will pay interest due on the Bonds in equal monthly installments on the 21st day after the end of the month. During the six months ended June 30, 2026 and 2025, the Company incurred interest expense of $871,185 and $279,795, respectively, on the convertible bonds. As of June 30, 2026, accrued and unpaid interest on the convertible bonds was $112,982.

Line of Credit

On January 11, 2024, the Company entered into a revolving line of credit with J.P. Morgan providing for borrowings up to $25,000,000. Borrowings under the line of credit bore interest at the base rate plus the applicable margin which was calculated to be 1.05%. Interest was payable monthly and was due and payable on the twenty-fifth (25th) calendar day following the end of each calendar month. Interest was also payable on the date on which any payment of principal is made. The line of credit was secured by the securities or the other assets held as collateral. The proceeds from the line of credit were for the purpose of purchase of real estate assets.

During the six months ended June 30, 2026 and 2025, the Company borrowed and repaid $0 under the line of credit. As of December 31, 2025, there were no amounts outstanding under the line of credit and it was closed, and the Company has ended its relationship with J.P. Morgan. No amounts were outstanding under the line of credit at June 30, 2026.

During the six months ended June 30, 2026 and 2025, the Company paid no interest pertaining to the line of credit.

NOTE 7: STOCKHOLDERS’ EQUITY

The Company is authorized to issue 1,000,000 voting and 200,000,000 non-voting shares of common stock, par value $0.0001 per share.

Non-voting common stock is not entitled to any votes on any matter that is submitted to a vote of stockholders, except as required by Wyoming Law. Holders of non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to non-voting common stock.

Voting common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Regulation D Private Placement Memorandums

In September 2022, the Company commenced a Regulation D private placement memorandum (“PPM”) in which the Company offered investments in non-voting common stock at $1.00 per share. The offering was initially subject to a minimum of $25,000,000 but was later decreased to $19,500,000. Individual investments are subject to a minimum of $25,000 per investors, with increments of $5,000 thereafter.

Investors in the offering also received warrants to purchase non-voting shares in the next financing round, if any, at the price of the PPM offering, based on the timing of the investment using a sliding scale. The sliding scale started at 55% warrant coverage for investments made by September 30, 2022 and decreased to 0% through March 31, 2023. Investors who purchased courses from our founders’ related entities qualified for an additional 10% coverage. These warrants were exercisable into non-voting Common Stock in the next financing, if any, at the offering price ($1.00) of the PPM. In addition, warrants were not exercisable until the lesser of 25% or $25,000,000 of proceeds from the PPM are deployed for properties and renovations, less expenses. The warrants expired on the first business day 60 calendar days after the Company called for warrant redemption.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

During the year ended December 31, 2024, the Company called the warrants related to the PPM. Accordingly, the Company issued 5,199,184 shares of non-voting common stock for gross proceeds of $5,199,184 upon the exercise of warrants by the holders. The warrants were exercised at a price of $1.00 per share. Any warrants not exercised were forfeited.

From February to May 2024, the Company originally issued 1,224,490 shares of non-voting common stock for proceeds of $2,448,980 via an additional Regulation D offering, at $2.00 per share. In October 2024, the Company decided to issue additional shares and warrants, if applicable, to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested at $2.00 per non-voting common share during this offering, and the warrants were exercisable at $2.00 per share. The Company issued an additional 1,224,490 shares to the investors to effectuate a $1.00 per share price of the offering. To the extent investors received warrants, the coverage was adjusted proportionally, and the exercise price was reduced from $2.00 to $1.00.

As part of this offering, the Company issued warrants to any investor that invested $100,000 or more. The respective investor received warrants for 50% of the number of shares purchased. The warrants shall be callable at the election of the Company beginning on January 1, 2026 for the fixed purchase price of $1.00 per share of Non-Voting Common Stock (as adjusted from $2.00 per share pursuant to above). Warrant funding will be due no later than the first business day 60 days after the warrants are called for redemption and will expire worthless thereafter if not exercised during the applicable redemption period. An aggregate of 712,500 warrants were issued in connection this offering, all of which are outstanding as of June 30, 2026 and December 31, 2025.

As of June 30, 2026 and December 31, 2025, the Company had 712,500 warrants to purchase non-voting common stock outstanding as per the PPMs above. The warrants have an exercise price of $1.00 per share. No warrants were granted, exercised or forfeited during the six months ended June 30, 2026.

Regulation A Offering

In November 2023, the Company initiated a Regulation A offering at $1.00 per share. In 2023, the Company issued 15,211,338 shares of non-voting common stock pursuant to the offering for gross proceeds of $15,211,338. As of December 31, 2023, the Company had a subscription receivable of $460,934 in connection with the offering, which was received in 2024.

During the year ended December 31, 2024, the Company repurchased 10,000 shares for $10,000.

As of June 30, 2026 and December 31, 2025, the Company had $6,227 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the Regulation A offering. These amounts are included as other current liabilities in the balance sheets.

Shares Issued for Services

During the six months ended June 30, 2025, the Company issued 9,470 shares of non-voting common stock for services at fair value of $9,470, or $1.00 per share. No shares were issued for services during the six months ended June 30, 2026.

NOTE 8: STOCK-BASED COMPENSATION

2025 Nonstatutory Stock Option Plan

On December 17, 2025, the Board of Directors adopted the Company’s 2025 Nonstatutory Stock Option Plan (the "2025 Plan") and approved option grants to purchase 179,220,960 shares of the Company’s non-voting common stock at an exercise price of $0.66 per share. The exercise price of $0.66 per share was determined based on an independent third-party 409A valuation of the Company’s Non-Voting Common Stock, which incorporated a significant illiquidity discount given the lack of a marketplace for shares in 2025. The 2025 Plan reserves 224,026,200 shares for issuance, leaving 38,084,454 shares available for future grants as of June 30, 2026 and December 31, 2025. The options have a contractual term of 10 years (expiring December 17, 2035).

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

On December 30, 2025, the Board adopted the First Amendment to the House Hack, Inc. 2025 Nonstatutory Stock Option Plan and Certain Award Agreements (the “Amendment”). The Amendment, among other things, clarified certain terminology for determining performance metrics relative to vesting conditions, including the definition of Annual Recurring Revenue (“ARR”) used in the “Company Stock Price” valuation formula. The Amendment also approved an additional grant of 6,720,786 nonstatutory options at an exercise price of $0.66 per share.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2025	185,941,746	$0.66	$-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2026	185,941,746	$0.66	$-

Exercisable as of June 30, 2026	-	$-	$-

Each option vests upon the later of (i) the fifth anniversary of the grant date (December 17, 2030) and (ii) the satisfaction of both a Company Stock Price Target and a Valuation Threshold for the applicable tranche. Options are structured into seven tranches:

Tranche	Stock Price Target	Valuation Threshold	Options (All)
1	$2.37	$200,000,000	3,375,561
2	$4.00	$400,000,000	8,000,000
3	$6.76	$800,000,000	14,392,800
4	$11.42	$1,600,000,000	22,416,800
5	$19.30	$3,200,000,000	33,160,599
6	$32.62	$6,400,000,000	47,083,200
7	$55.12	$10,000,000,000	50,792,000

Because the Company’s common stock is not listed on a national securities exchange, the "Company Stock Price" is determined using an alternative formula: (20 × Annual Recurring Revenue + 2 × Real Estate Book Value) ÷ Total Outstanding Shares. This formula is based on internal performance metrics; accordingly, the vesting hurdles are classified as performance conditions (not market conditions) under ASC 718.

Grant-Date Fair Value

The grant-date fair value was estimated using the Black-Scholes-Merton model:

Stock price	$0.66
Exercise price	0.66
Expected term	6.50
Risk-free rate	3.86%
Expected volatility	65.00%
Expected dividend yield	0%

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We estimate the volatility of common stock on the date of grant based on comparable publicly traded companies in our industry group. The expected term of our stock options has been determined using the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends on common stock and do not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The resulting grant-date fair value was $0.42 per option, or approximately $78.0 million in aggregate.

Compensation Expense

As of June 30, 2026, the implied Company Stock Price under the alternative formula was approximately $3.40 per share (vs. the Tranche 1 target of $2.37), and the implied Company valuation was approximately $168.2 million (vs. the Tranche 1 threshold of $200 million). As of December 31, 2025, the implied Company Stock Price was approximately $2.33 per share and the implied Company valuation was approximately $115 million. Although the Tranche 1 stock price target was exceeded as of June 30, 2026, the Tranche 1 valuation threshold was not met. Because both conditions must be satisfied for any tranche to vest, and Tranches 2 through 7 have higher targets and thresholds, the Company has determined that all seven tranches are not probable of being achieved.

Per ASC 718-10-25-20, no stock-based compensation expense has been recognized for the six months ended June 30, 2026 or the year ended December 31, 2025. The Company will reassess probability at each subsequent reporting date. If a performance condition becomes probable, cumulative catch-up expense will be recognized based on the elapsed portion of the five-year requisite service period, with the remainder amortized straight-line. The maximum aggregate compensation cost that would be recognized if all conditions were met is approximately $78.0 million.

Performance vesting under the 2025 Plan is based on Company Stock Price Targets and Valuation Thresholds. While the Common Stock is not listed on a national securities exchange, “Company Stock Price” is calculated using the following formula: (20 × ARR (Plan Purposes)) + (2 × real estate book value), divided by total outstanding shares. These performance conditions involve internally calculated metrics that may be subjective, may differ from GAAP revenue, may differ from cash recurring revenue, and may not reflect a valuation that an unaffiliated third party would assign in an actual transaction.

No stock-based compensation expense was recognized for these performance-based awards during the six months ended June 30, 2026 or the year ended December 31, 2025 because achievement of the performance conditions is not yet considered probable. If achievement becomes probable in a future period, the Company would recognize material stock-based compensation expense, which could materially reduce GAAP net income.

Warrants

A summary of information related to warrants is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2025	712,500	$1.00	$-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2026	712,500	$1.00	$-

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 9: RELATED PARTY TRANSACTIONS

Ross Gerber, a member of the Company’s Board of Directors, owns 36% of Gerber-Kawasaki Inc. Beginning January 1, 2024, Mr. Gerber began providing monthly financial statement review services and net asset value evaluations at a rate of $5,000 per month. Consulting fees paid to Mr. Gerber were $30,000 for each of the six months ended June 30, 2026 and 2025.

On December 17, 2025, the Board of Directors approved stock option grants to five related parties under the 2025 Nonstatutory Stock Option Plan for an aggregate of 179,220,960 options to purchase non-voting common stock at $0.66 per share. Grantees include Chief Executive Officer and Chairman Kevin Paffrath (136,655,982 options held through the Paffrath family trust), Chief Operating Officer McKay Thomason (22,402,620 options), Chief Marketing Officer Lauren Paffrath (6,720,786 options held through the Paffrath family trust) and directors Ross Gerber and Bill Stewart (6,720,786 options each). As described in Note 8, no compensation expense was recognized for these awards during the six months ended June 30, 2026 because the performance conditions were not considered probable of achievement.

Transfer of Meet Kevin Course and Membership Operations

As of November 1, 2025, the Company became the operator and service provider for certain Meet Kevin-branded courses, memberships, Alpha Membership, Alpha Report, ReinvestAI and related products (collectively, the “Transferred Products”), previously associated with The Paffrath Organization, Inc., a related party under common control with the Company. The transfer included servicing responsibilities and revenue rights, but no software applications, employees or other operational infrastructure. The transfer was accounted for under ASC 805-50 at the transferor’s historical carrying basis; as the transferor had no recorded carrying values, no assets or liabilities were recorded. Software income, net of $1,771,850 for the six months ended June 30, 2026 relates to the Transferred Products; there was no such revenue in the six months ended June 30, 2025.

Acquisition of 8164 Platinum Street

In October 2025, the Company acquired its office property at 8164 Platinum Street, Ventura, California from an entity controlled by Kevin Paffrath for $920,000, below two independent appraisals of $980,000 and $1,000,000. Prior to the acquisition, the Company leased the property from that entity for $6,000 per month and recognized rent expense of $36,000 for the six months ended June 30, 2025. No rent was paid to related parties during the six months ended June 30, 2026.

Convertible Bonds

In December 2024, the Chief Executive Officer invested $5,000,000 in the Company’s convertible bond offering and, in January 2026, invested an additional $1,000,000, in each case on terms identical to those offered to other investors. Interest expense on convertible bonds held by the Chief Executive Officer was approximately $146,000 and $125,000 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Operating Lease

The Company no longer has an operating lease, following the related-party acquisition of the property at 8164 Platinum Street, Ventura, CA 93004. See Note 9.

Litigation

In 2024, the Company became involved in an earnest money dispute relating to a contested property purchase in Texas. The plaintiff (seller) alleges the Company breached the contract and is seeking $1,000,000. The Company denies the allegations and asserts fraud, breach of contract and defamation against the seller. The case was dismissed without prejudice in 2025 and was refiled by the plaintiff in 2026. The Company intends to defend the matter vigorously and believes the plaintiff has no legal grounds and will not be successful. In management’s opinion, the resolution of this matter is not expected to have a material adverse effect on the Company’s financial position.

In February 2026, the staff of the SEC Division of Enforcement notified the Company that it had concluded its investigation as to House Hack, Inc. (HO-15114) and, based on the information available as of that date, did not intend to recommend an enforcement action against the Company. The Company cooperated with the investigation and produced records requested by the staff. The notice stated that it must not be construed as indicating that the Company has been exonerated or that no action may ultimately result from the staff’s investigation.

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

ITEM 4. EXHIBITS

EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2026.

HOUSE HACK, INC.

By	/s/ Kevin Paffrath
	Title:	Chief Executive Officer and Director

	Dated:	September 28, 2026